GUARANTEED MINIMUM DEATH BENEFIT RIDER
                             [6%] Rollup to Age [85]



This rider is part of your [Contract/Certificate], and the same definitions apply to the capitalized terms used herein. The benefit described in this rider is subject to all the terms contained in your [Contract/ Certificate], except as modified below. In this rider, "we", " our" and "us" mean Equitable Life Assurance Society of the United States and "you" and "your" mean the Owner.


THIS RIDER'S BENEFIT

If you have elected this rider, on the Contract Date, the Guaranteed Minimum Death Benefit (GMDB) is equal to your initial Contribution. Thereafter, the GMDB is credited each day with interest at an annual effective rate of [6%] ([3%] for amounts in the [AXA Premier VIP Core Bond Fund, EQ/Alliance Quality Bond Fund, EQ/Alliance High Yield Fund, EQ/Alliance Money Market Fund, EQ/J.P. Morgan Core Bond Fund, Guaranteed Interest Account and the Fixed Maturity Options [and the loan reserve for the TSA market]]) through the Annuitant's age [85] (or at the Annuitant's death, if earlier), and 0% thereafter. [The GMDB interest rate applicable during the period selected for the Special Dollar Cost Averaging Account, if applicable, will be [6%] and for the Money Market Dollar Cost Averaging Account, if applicable, will be [6%].] The GMDB is also adjusted for any subsequent Contributions,[Credits] and withdrawals as described under "Effects of Withdrawals" below.



EFFECT OF WITHDRAWALS
During each Contract Year, the [6%] Roll up to age [85] GMDB will be reduced by withdrawals. The reduction of the GMDB is on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year is [6%] or less of the GMDB as of the beginning of the Contract Year. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed [6%] of the GMDB as of the beginning of the Contract Year, the portion of the withdrawal that exceeds [6%] and any subsequent withdrawals in that Contract Year will cause a pro rata reduction of the GMDB. A pro rata reduction is determined as follows:
1) Determine the amount of the withdrawal that exceeds [6%] of the GMDB as of the beginning of the Contract Year; 2) Divide the amount determined in 1) by your Annuity Account Value immediately preceding the withdrawal; 3) Multiply the fraction calculated in 2) by the amount of your GMDB immediately preceding the withdrawal. This is the amount of the pro rata reduction. We will reduce your GMDB by this amount. We will make this reduction as of the Transaction Date of each withdrawal.


THE COST OF THIS RIDER

The charge for this benefit is [.35%] of the GMDB determined on the Contract Date anniversary and deducted annually on the Processing Date. This charge will be deducted from the Annuity Account Value in the Investment Funds and the Guaranteed Interest Account on a pro rata basis. [If there is insufficient value in the Investment Funds and the Guaranteed Interest Account, all or a portion of the charge will be deducted from the Annuity Account Value in the Fixed Maturity Options in order of the earliest expiration dates.]

2002GMDB-6% Rollup

GENERAL PROVISIONS OF THIS RIDER

This rider will terminate, and any charges associated therein, when the [Contract /Certificate] terminates or when the [Contract/Certificate] is continued under the Beneficiary Continuation Option, if applicable, or if the Guaranteed Minimum Income Benefit (also referred to as Living Benefit) is exercised.

THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

/s/ Christopher M. Condron                     /s/ Pauline Sherman
--------------------------                     -------------------
Christopher M. Condron                         Pauline Sherman
Chairman and Chief Executive Officer           Senior Vice President, Secretary
                                               and Associate General Counsel